UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No. 1)

                     MATEC Corporation
                  -----------------------
                     (Name of Issuer)

               Common Stock, $.05 par value
              -----------------------------
              (Title of Class of Securities)

                       576667-10-9
                      --------------
                      (CUSIP Number)

                     Robert B. Gill
                    34 Woodland Drive
     E. Windsor, New Jersey  08520    (609) 448-2921
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                     October 20, 1997
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13dd-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Robert Gill
     ###-##-####
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(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) / /

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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*

     PF
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             57,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          64,300
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          57,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          64,300
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     121,300 shares
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%
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(14) TYPE OF REPORTING PERSON*

     IN
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
             AMENDMENT NO. 1 TO SCHEDULE 13D

Schedule 13D is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is hereby amended by adding to such Item the following:

"As of the close of business on October 20, 1997, Mr. Gill is the beneficial owner of 121,300 shares of Common Stock of MATEC, representing approximately 4.4% of the outstanding Common Stock of MATEC (based on information from MATEC's Quarterly Report on Form 10-Q for period ended
June 29, 1997 which indicates 2,733,691 shares of Common
Stock outstanding).

Mr. Gill has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 57,000 shares of Common Stock of MATEC, representing approximately 2% of the Common Stock of MATEC.

Mr. Gill has the shared power with Valerie Gill to vote or direct the vote and the shared power with Valerie Gill to dispose or direct the disposition of 64,300 shares of Common Stock of MATEC, representing approximately 2.4% of the Common Stock of MATEC.

On October 20, 1997, MATEC paid Mr. Gill $60,000 for the cancellation of options to purchase 120,000 shares of the Common Stock of the Company. During the 60 days preceding
October 20, 1997, there were no transactions in shares of Common Stock of MATEC.

The person reporting herein ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on October 20, 1997."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 1998

                               /s/ Robert B. Gill
                              -----------------------------
                              Robert B. Gill